Exhibit 5

STATE OF ALASKA

THE REGULATORY COMMISSION OF ALASKA

Before Commissioners:

Kate Giard, Chairman

Dave Harbour

Mark K. Johnson

Anthony A. Price

James S. Strandberg

In the Matter of the Application of Kinder Morgan, Inc. for Authority to Acquire Interest in Fairbanks Sewer & Water, Inc., Holding Parent Company of GOLDEN HEART UTILITIES, INC., Holder of Certificate of Public Convenience and Necessity No. 290 and No. 118, and COLLEGE UTILITIES CORPORATION, Holder of Certificate of Public Convenience and Necessity No. 37 and No. 97

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) ) ) ) ) ) ) )	U-05-79 ORDER NO. 1

ORDER APPROVING APPLICATION FOR AUTHORITY TO ACQUIRE

A FIFTY PERCENT INTEREST, GRANTING REQUEST FOR WAIVER

AND CLOSING DOCKET

BY THE COMMISSION:

Summary

We approve the Application1 filed by Kinder Morgan, Inc. for authority to acquire an indirect fifty percent interest in Fairbanks Sewer & Water, Inc. (FSW).2  We

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1Application for Authorization to Acquire an Indirect Fifty Percent Interest in Fairbanks Sewer & Water, Inc. (Application), filed August 25, 2005.

2FSW is the parent company of Golden Heart Utilities, Inc. (GHU), Holder of Certificate of Public Convenience and Necessity (Certificate) Nos. 290 (Sewer) and 118 (Water) and College Utilities Corporation (CUC), Holder of Certificate Nos. 37 (Sewer) and 97 (Water).

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grant the request for waiver of the tariff adoption notice requirement under 3 AAC 48.400.  We close this docket.

Background

Kinder Morgan, Inc. filed its Application on August 25, 2005.  We publicly noticed the Application on September 2, 2005, and received no comments.

Discussion

Kinder Morgan, Inc. requested authorization to acquire, through its direct wholly-owned subsidiary 0731297 B.C. Ltd., a British Corporation, 100 percent of the common shares of Terasen Inc.   Terasen, Inc. is the indirect owner through Inland Pacific Resources Inc. of a 50 percent interest in FSW.  Three of the seven board members of FSW are elected by Terasen, Inc.

Kinder Morgan, Inc. filed its application pursuant to AS 42.05.281 and APUC Form X-107.3  We therefore apply the standards set by precedent and treat the proposed transaction as a form of transfer of certificate under AS 42.05.281.4  In evaluating applications to transfer a certificate we must determine whether the applicant is fit, willing, and able to provide the proposed service under the criteria for certification set forth in AS 42.05, and whether the proposed transfer is affirmatively consistent with the public interest.

Is Kinder Morgan, Inc. Fit, Willing, and Able

According to the Application, Kinder Morgan, Inc. has significant experience in serving regulated utility consumers. With approximately 243,000 residential, commercial and industrial customers in Colorado, Nebraska, Wyoming and

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3APUC Form X-107 is the form prescribed by the Commission for applications for authorization to acquire a controlling interest in a regulated public utility.

4AS 42.05.281 states: A certificate may not be sold or leased, rented, transferred or inherited without the prior approval of the commission.

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Hermosillo, Mexico, Kinder Morgan, Inc. has experience in dealing with regulated consumers and regulators.  Kinder Morgan, Inc. also asserts it is one of the largest energy transportation and storage companies in the United States.  It operates, either for itself or on behalf of Kinder Morgan Energy Partners, L.P.,5 over 35,000 miles of natural gas and petroleum products pipelines.  The combined enterprise value of Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P. is almost 30 billion dollars.  Kinder Morgan, Inc.’s 2004 net income was approximately 522 million and the 2003 net income was approximately 382 million.  Kinder Morgan Inc.’s businesses are conducted through the following business segments:

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Natural Gas Pipeline Company of America and certain affiliates.  A major interstate natural gas pipeline system with approximately 9,900 miles of pipelines, consisting primarily of four major interconnected natural gas transmission pipelines terminating in the Chicago, Illinois metropolitan area, and associated storage facilities;

•

Retail Natural Gas Distribution.  The regulated sale and distribution of natural gas to approximately 243,000 residential, commercial and industrial customers in Colorado, Nebraska and Wyoming (including a small distribution system in Hermosillo, Mexico); and

•	Power Generation. The operation and, in previous periods, development and construction of natural gas-fired electric generation facilities.[6]

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5Kinder Morgan Energy Partners, L.P., is the largest publicly traded pipeline limited partnership in the United States in terms of market capitalization and the owner and operator of the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered.  Application at 11-12.

6Application at 11.

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Kinder Morgan Inc.’s experience as a natural gas pipeline and gas distribution utility reflects Kinder Morgan Inc.’s understanding of a broad range of business operations and regulatory issues.  Kinder Morgan Inc. also demonstrated it possesses the technical and managerial expertise and experience to manage and operate public utility and pipeline systems. We find that Kinder Morgan, Inc. is fit, willing, and able to provide water and sewer services through FSW’s regulated public utilities GHU and CUC.

Is the Transfer in the Public Interest

Kinder Morgan Inc. stated that the acquisition of Terasen, Inc. will not result in any discernable or detrimental impact on the customers receiving services in Fairbanks and allows opportunities for cross-pollination of best practices among related companies. Terasen, Inc.’s percentage interest in FSW and number of seats on FSW’s board of directors will not change as a result of the transaction.  Terasen, Inc. will continue to indirectly hold 50 percent of the stock in FSW and three of the seven FSW board seats.  Kinder Morgan Inc.’s acquisition of an indirect fifty percent of FSW will not involve a change in the name or the day-to-day management of the four certificated utilities owned by FSW.  Following Kinder Morgan, Inc.’s acquisition, the four certificated utilities will continue to offer the same services they currently offer with no change in the rates, terms or conditions of service.

Kinder Morgan, Inc. also asserted that the combined organization will be a strong financial entity with solid access to capital markets and geographic and product/service diversity.  Kinder Morgan, Inc. stated it is expected to remain a strong company with investment grade bond ratings.  Consumer interests are protected by the continued association of the certificated utilities with a strong, stable and diverse parent company.

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We expect the transfer to expand FSW’s available resources and be advantageous to GHU’s and CUC’s customers.  We find the transfer in the public interest and approve Kinder Morgan, Inc.’s application for authority to acquire an indirect 50 percent interest in FSW.

Request for Waiver of 3 AAC 48.400

The applicant7 requests that we waive the tariff adoption notice requirement under 3 AAC 48.400.  In support of its request, the applicant asserted that if we approve the application neither the names of the public utilities authorized to provide service in Alaska, or the name of their parent corporation will change.  We grant the applicant’s request for waiver of the tariff adoption notice requirement under 3 AAC 48.400.

This order constitutes the final decision in this case.  This decision may be appealed within thirty days of the date of this order in accordance with AS 22.10.020(d) and the Alaska Rules of Court, Rule of Appellate Procedure (Ak. R. App. P.) 602(a)(2).  In addition to the appellate rights afforded by AS 22.10.020(d), a party has the right to file a petition for reconsideration as permitted by 3 AAC 48.105.  If such a petition is filed, the time period for filing an appeal is then calculated under Ak. R. App. P. 602(a)(2).

No substantive or procedural issues remain in this proceeding, and there are no allocable costs under AS 42.05.651 and 3 AAC 48.157.  Therefore, we close this docket.

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7The Application at 18 states “IPRI and FSW request a waiver of the tariff adoption notice . . . .”  We believe the use of IPRI and FSW is an error.  We construe the applicant to be Kinder Morgan, Inc.

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ORDER

THE COMMISSION FURTHER ORDERS:

1. The application filed on August 25, 2005, by Kinder Morgan, Inc., for authority to acquire an indirect fifty percent interest in Fairbanks Sewer & Water, Inc. is approved.

2. The request for waiver of the tariff adoption notice requirement under 3 AAC 48.400, is granted.

3. Docket U-05-79 is closed.

DATED AND EFFECTIVE at Anchorage, Alaska, this 8th day of November, 2005.

BY DIRECTION OF THE COMMISSION

(Commissioners Mark K. Johnson and

James S. Strandberg, not participating.)

      ( S E A L )

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Regulatory Commission of Alaska
701 West Eighth Avenue, Suite 300
Anchorage, Alaska 99501
(907) 276-6222; TTY (907) 276-4533